[Bank One letterhead]

January 29, 2003

Mr. Mark A. Schroeder
President and Chief Executive Officer
German American Bancorp
711 Main Street
Jasper, IN 47547-0810

Dear Mark:

Based upon our conversations to date, Bank One, NA (“Lender”) is pleased to offer German American Bancorp (“Borrower”) its commitment to provide, on the terms and subject to the conditions set forth in this letter (“Commitment Letter”), up to $10,000,000 of senior debt financing (the “Financing”).

Borrower:	German American Bancorp

Amount:	Up to $10,000,000.00

Facility Type:	Revolving Line of Credit

Purpose:	Support stock repurchases and working capital needs.

Repayment:	Interest only quarterly, principal due at maturity.

Maturity:	Two years from date of inception.

Collateral:	Unsecured with negative pledge on assets of Borrower

Interest Rate:	The 90-day LIBOR plus 125 basis points. Interest is payable quarterly in arrears computed on the basis of a 360-day year and actual days elapsed.

Unused Commitment Fee:	15 basis points per annum.

Financial Covenants:	Maintain "Well Capitalized" status at holding company and all bank subsidiaries.

No additional indebtedness for Borrower or German American Holdings Corporation without prior consent from Lender.

Negative pledge on Borrower’s investment in subsidiaries.

Other Terms and Conditions:

Legal Documentation:
Bank One’s commitment under the Commitment Letter is subject to the execution and delivery of final legal documents acceptable to Bank One and its counsel and the satisfactory completion of its legal due diligence. Borrower will be responsible for paying all legal fees incurred by Bank One in connection with this transaction.

Due Diligence:	Bank One's commitment is subject to a satisfactory due diligence review of Borrower and its subsidiaries.

Financial Statements:	Annual and quarterly financial statements for Borrower and its subsidiary banks, as well as other documents and information reasonably deemed necessary will be provided to Lender.

Sole Benefit:	This letter is for the sole benefit of Borrower and not for the benefit of any third party.

We are pleased to offer the preceding financing commitment and look forward to hearing your response to the terms outlined in this letter. Please indicate your acceptance of this commitment by signing the enclosed copy and returning it to our attention by February 28, 2003, after which time it will otherwise expire. If this commitment is accepted, the transaction must be closed prior to April 25, 2003.

Mark, we are excited about the opportunity to develop a relationship with you and German American Bancorp. We look forward to working with you on this transaction.

Sincerely,

/s/ John L. Spalding

John L. Spalding
First Vice President
(312) 661-6875

Accepted by:  German American Bancorp

By:  /s/ Mark A. Schroeder

Its:  President & CEO

Date:  February 6, 2003